February 23, 2024

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust

Post-Effective Amendment No. 246

to the Registration Statement on Form N-1A

SEC File Nos. 333-180308, 811-22680

Ladies and Gentlemen:

On behalf of Ultimus Managers Trust (the “Registrant” or the “Trust”), this letter sets forth responses to oral comments received from Rebecca Ament Marquigny of the staff of the Securities and Exchange Commission (the “SEC”) on February 13, 2024 with respect to Post-Effective Amendment No. 246 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to the Westwood Salient Global Real Estate Fund (the “Fund”), a series of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on December 29, 2023. Set forth below is a summary of each comment and the Registrant’s response thereto. All page references refer to the pages in the Registration Statement. Capitalized terms used in this letter and not otherwise defined have the same meanings given to them in the Registration Statement. New or revised prospectus disclosure in this letter is underlined and in bold.

Cover Page Comment

1.	Comment. We note that the EDGAR does not indicate that “Salient” has been removed from the Fund’s name. Please confirm that the series and class identifiers will be updated on EDGAR prior to the next 485(b) filing relating to the Fund.

Response. The Registrant confirms that the series and class identifiers for the Fund will be updated on EDGAR prior to the next 485(b) filing relating to the Fund.

Prospectus Comments

2.	Comment. Please update the amounts in the fee table and expense examples on pages 3 and 4 of the prospectus and include the updated pages as an attachment to Registrant’s response to the SEC’s staff comments.

Response. The fee table and expense examples have been updated and are included in Attachment A to this response letter.

EDGAR Operations Branch
February 23, 2024

3.	Comment. Please explain why the Total Annual Fund Operating Expenses line item in the Fund’s fee table has not changed (i.e., the management fee or other expenses have not changed or that the unreimbursed total expenses are going to remain unchanged).

Response. The fee table in Attachment A reflects amounts incurred during the Fund’s fiscal year ended October 31, 2023. As indicated in the updated fee table, the Advisor waived and/or reimbursed expenses in order to maintain the expense caps on the Fund’s Institutional Shares, A Class Shares and C Class Shares.

4.	Comment. Please revise the first sentence of the footnote to the fee table that appears on page 4 of the prospectus to indicate that the Fund’s management fee was permanently reduced to 0.70% effective May 1, 2023.

Response. The first two sentences of the footnote to the fee table have been revised to read as follows: “Effective May 1, 2023, the Fund’s investment advisor, Westwood Management Corp. (the “Advisor”) lowered the Fund’s management fee from 0.95% to 0.70%. Prior to May 1, 2023, the Advisor had been waiving its management fee from 0.95% to 0.70%.”

5.	Comment. On page 5 of the prospectus, in paragraph 2 of the Principal Investment Strategies section, the disclosure describing the new non-U.S. investment criteria makes the impact of the strategy and actual minimum percentage hard to understand. Please rewrite the strategy to indicate the Advisor’s intent in making the change and the impact of the change on the Fund.

Response. The Registrant has revised the first two sentences of paragraph 2 of the Principal Investment Strategies section. Paragraph 2 of the Principal Investment Strategies section the now reads in its entirety as follows: “The Fund will also invest, under normal circumstances, at least 40% of its net assets in securities of real estate industry companies that are economically tied to countries outside the United States. However, the Fund’s investments in these securities may be less than 40% of its nest assets, provided the Fund’s investment in these securities is no less than 5% of the percentage of the FTSE EPRA NAREIT Developed Index represented by real estate industry companies that are economically tied to countries outside the United States. The Fund considers a company that derives at least 50% of its revenue from business outside the U.S. or has at least 50% of its assets outside the U.S. as doing a substantial amount of business outside the U.S. The non-U.S. companies in which the Fund invests may include those domiciled in emerging market countries. Typically, emerging markets are in countries that are in the process of industrialization, with lower gross national products per capita than more developed countries. The Fund is not limited in the extent to which it may invest in emerging market companies.”

6.	Comment. In light of the current real estate market, the changing interest rate environment, and the banking industry’s cautious consideration of real estate loan collateral, please consider updating the reference to Treasury–Related Risks to Investors (i.e., in addition to tax risks).

Response. Real Estate Securities and REITs Risk on pages 5-6 of the prospectus has been revised to read as follows: “Real Estate Securities and REITs Risk:  Investments in real estate securities may be adversely impacted by the performance of the real estate market generally or that of a particular sub-sector or geographic region. Real estate values can fluctuate as a result of general and local economic conditions,

EDGAR Operations Branch
February 23, 2024

overbuilding and increased competition, increases in property taxes and operating expenses, changes in zoning laws, increases in interest rates, and the availability of financing. The availability of financing may be adversely impacted by, among other things, banks’ view of the adequacy of real estate collateral and defaults by borrowers or tenants. The Fund is subject to risks related to investment in real estate investment trusts or “REITs,” including fluctuations in the value of underlying properties, defaults by borrowers or tenants, lack of diversification, heavy cash flow dependency, self-liquidation, and potential failure to qualify for tax-free pass through of income and exemption from registration as an investment company. In addition, the Fund’s investment in REITs is subject to the risks associated with the direct ownership of real estate, including fluctuations in value due to general and local economic conditions, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, regulatory limitations on rents, changes in neighborhood values, changes in the appeal of properties to tenants, increases in interest rates and defaults by borrowers or tenants. Treasury Regulations make available to Fund shareholders, on a pass-through basis, the same tax deduction for qualified business income based on dividends received from REITs that is available to individuals who invest directly in REITs.”

7.	Comment. Please confirm that Portfolio Turnover Risk, which appears on pages 8 and 29 of the prospectus, is appropriately designated as a principal risk of the Fund in view of the revised strategy.

Response. Portfolio Turnover Risk is no longer designated as a principal risk of the Fund.

8.	Comment. On page 9 of the prospectus, in the second paragraph of the Performance Information section, please provide a succinct summary explaining the advisory relationships and name changes since the date of the Reorganization. The disclosure should make clear that Westwood has managed the Fund without a sub-adviser since the Reorganization and that removing Salient from the Fund’s name is not signaling a change in the adviser structure.

Response. The second paragraph in the Performance Information section has been revised in its entirety to read as follows: “The Advisor has served as the investment adviser to the Fund since the Reorganization. The Fund’s current name became effective as of February 28, 2024. This name change does not reflect a change in the Advisor’s role in managing the Fund’s portfolio or the advisory structure.”

9.	Comment. On page 13 of the prospectus, in the Investment Restrictions section, please clarify that the statement about percentage restrictions being measured at the time of investment do not apply to borrowings by the Fund. Also the reference to “any prospectus related to the Fund” in the second sentence of the section is confusing in the context of the Fund’s stand-alone prospectus. Either delete the reference or modify the language.

Response. The disclosure in the Investment Restrictions section, has been revised to read as follows: “The percentage restrictions referenced in this prospectus or the associated statement of additional Information (“SAI”) concerning borrowing must be met at all times. All other percentage restrictions referenced in this prospectus or the associated SAI are measured at the time of investment, whether or not the particular percentage restriction

EDGAR Operations Branch
February 23, 2024

uses such language. With the exception of the restrictions on borrowing, if a percentage restriction on investment or use of assets discussed in any prospectus related to the Fund is adhered to at the time a transaction is effected, a later increase or decrease in such percentage resulting from changes in values of securities or loans or amounts of net assets or security characteristics will not be considered a violation of the restriction, except that the Fund will take reasonably practicable steps to attempt to continuously monitor and comply with its liquidity standards. Also, if the Fund receives subscription rights to purchase securities of an issuer whose securities the Fund holds, and if the Fund exercises such subscription rights at a time when the Fund’s portfolio holdings of securities of that issuer would otherwise exceed a limit, it will not constitute a violation if, prior to the receipt of the securities from the exercise of such rights, and after announcement of such rights, the Fund sells at least as many securities of the same class and value as it would receive on exercise of such rights.”

The Registrant anticipates that the Fund will appear in multiple prospectuses that offer different combinations of the Fund’s share classes. Therefore, the Registrant respectfully has determined to retain the reference to “any prospectus related to the Fund” in the Investment Restrictions section.

10.	Comment. Supplementally explain the business or legal reasons for the decision to drop “Salient” from the Fund name now instead of when Salient’s role changed with respect to the Fund.

Response: Following the Reorganization, the Fund retained Salient in its name to convey that the portfolio managers, who were formally employees of Salient, would not change in connection with the Reorganization. The Advisor believes removing Salient from the Fund’s name effective as of February 28, 2024 will aid in marketing the Fund as an investment product offered by Westwood.

11.	Comment. The disclosure throughout the prospectus concerning Other Fees, such as on page 42 of the prospectus in the Purchasing, Selling and Exchanging Shares section and on page 51 following the Anti-Money Laundering Program section, is inconsistent.

Response. The discussion of Other Fees in the Purchasing, Selling and Exchanging Shares section concerns fees that shareholders may incur in connection with the purchase, sale or exchange of shares of the Fund, while the discussion of Other Fees following the Anti-Money Laundering Program section describes fees that shareholders may incur in connection with the maintenance of their accounts with the Fund’s transfer agent. Accordingly, no changes have been made to either discussion of Other Fees in the prospectus.

Statement of Additional Information Comment

12.	Comment: Under the heading Qualifications of the Trustees in the Statement of Additional Information, update the disclosure concerning Mr. Deptula’s retirement from the Board.

Response: References to Mr. Deptula have been removed from the SAI, except where the required information is provided as of a date before the effective date of Mr. Deptula’s retirement from the Board (i.e., the Trustee ownership table and Trustee compensation table).

* * *

EDGAR Operations Branch
February 23, 2024

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1213.

Sincerely,

/s/John L. Chilton

John L. Chilton, Esq.

Enclosures

cc: Mr. Todd Heim

Ms. Shannon Thibeaux-Burgess

Karen Jacoppo-Wood, Esq.

Ms. Natalie Anderson

Nicole M. Crum, Esq.

Attachment A

Fees and Expenses of the Fund

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Examples below. You may qualify for sales charge discounts on A Class Shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and in the “Purchasing, Selling and Exchanging Shares” section starting on page [79] of the Fund’s prospectus, “Sales Charges” section starting on page [88] of the Fund’s prospectus and “Additional Services and Programs” section starting on page [102] of the Fund’s statement of additional information (“SAI”). Shares of the Fund are available in other share classes with different fees and expenses.

Shareholder Fees (fees paid directly from your investment)

	Institutional Shares	A Class Shares	C Class Shares
Maximum Sales Charge (load) on purchases (as a percentage of offering price)	None	3.00%	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds)	None	None(1)	1.00%(2)

(1) A Class Shares purchases of $250,000 or more may be subject to a 1.00% Contingent Deferred Sales Charge ("CDSC") if redeemed within 18 months of purchase.

(2) C Class Shares may be subject to a 1.00% CDSC if redeemed within 12 months of purchase.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Shares	A Class Shares	C Class Shares
Management Fee	0.70%	0.70%	0.70%
Distribution (12b-1) Fees	N/A	0.25%	0.75%
Other Expenses
Administrative Services Plan Fees	0.12%	0.03%	0.25%
Other Operating Expenses	0.82%	0.82%	0.82%
Total Annual Fund Operating Expenses	1.64%	1.80%	2.52%
Fee Waiver and/or Expense Reimbursement(1)	(0.53%)	(0.53%)	(0.53%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.11%	1.27%	1.99%

A-1

(1)	Effective May 1, 2023, the Fund’s investment advisor, Westwood Management Corp. (the “Advisor”) lowered the Fund’s management from 0.95% to 0.70%. Prior to May 1, 2023, the Advisor had been waiving its management fee from 0.95% to 0.70%. Additionally, the Advisor has contractually agreed to reduce fees and reimburse expenses in order to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions, borrowing expenses such as dividend and interest expenses on securities sold short, Acquired Fund fees and expenses, costs to organize the Fund, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”) from exceeding 1.10% of the Fund’s Institutional Shares’ average daily net assets, 1.50% of the Fund’s A Class Shares’ average daily net assets, and 2.05% of the Fund’s C Class Shares’ average daily net assets, until March 1, 2025. In addition, the Advisor may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This fee waiver and expense reimbursement agreement may be terminated: (i) by the Board of Trustees (the “Board”) of Ultimus Managers Trust (the “Trust”), for any reason at any time; or (ii) by the Advisor, upon ninety (90) days' prior written notice to the Trust, effective as of the close of business on March 1, 2025. This fee waiver and expense reimbursement agreement will terminate automatically if the Fund’s investment advisory agreement with the Advisor is terminated. The fiscal year end for the Funds changed from December 31st to October 31st.

Examples

These Examples are intended to help you compare the costs of investing in Institutional Shares, A Class Shares, and C Class Shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares of the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year and that the Fund’s operating expenses remain the same and the contractual agreement to limit expenses and waive fees remains in effect until March 1, 2025.

Although actual costs may be higher or lower, based on these assumptions your costs would be:

	Institutional Shares	A Class Shares	C Class Shares
1 Year	$113	$425	$202
3 Years	$465	$799	$734
5 Years	$842	$1,198	$1,293
10 Years	$1,899	$2,310	$2,816

You would pay the following expenses if you did not redeem your shares:

Institutional Shares	A Class Shares	C Class Shares
A-2

1 Year	$113	$425	$302
3 Years	$465	$799	$734
5 Years	$842	$1,198	$1,293
10 Years	$1,899	$2,310	$2,816

A-3